Exhibit 10.22

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of this 21st day of November, 2011 (the “Effective Date”) by and between K2M, Inc. (“K2M”) a Delaware corporation, and Nexgen Spine, Inc., a Delaware corporation (“Nexgen”).

Background

WHEREAS, Nexgen has developed certain lumbar disc and cervical disc spinal implants and procedures for use of such implants in spine surgery;

WHEREAS, K2M develops, manufactures and sells medical device technologies and products for use in spine surgery; and

WHEREAS, K2M desires to acquire from Nexgen, and Nexgen desires to sell to K2M, certain proprietary technology of Nexgen used or usable in connection with K2M’s spinal implant products.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Definitions. As used herein, the following terms shall have the following meanings:

“Affiliates” means any person or entity that or who directly or indirectly controls, is controlled by or is under common control with a party to this Agreement, including but not limited to, subsidiaries and associated companies.

“Confidential Information” shall have the meaning set forth in Section 10(a) hereof.

“Disclosing Party” shall have the meaning set forth in Section 10(e) hereof.

“FDA” means the United States Food and Drug Administration.

“Net Sales” for any period means gross sales of the Products billed and shipped by K2M or its Affiliates, or K2M’s permitted licensees or assignees, less allowances and discounts actually given, fees or commissions to salesmen or sales representatives (regardless whether such salesman or sales representative is an independent agent or employee of K2M, provided, however, that such deduction of fees or commissions to sales representatives shall not exceed 25% of gross sales of Products, in the aggregate), returns, invoices written off as uncollectible (except if and insofar as such invoices are subsequently collected), billed taxes (other than income taxes) and customs duties paid by K2M or its Affiliates, or K2M’s permitted licensees or assignees, costs of insurance and transportation, freight and transit insurance and tax, rebates and administrative fees or the like associated with group purchasing organization contracts or independent dealer network contracts or the like, and shall not include samples or demonstration materials or any sale to K2M employees or employees of K2M’s Affiliates, permitted licensees or assignees, or independent sales representatives for any reason other than resale. The term “Net Sales” shall not include

(i) sales directly or indirectly between the Parties,

(ii) sales by independent distributors (but shall include sales to such independent distributors),

(iii) sales between K2M and its Affiliates, permitted licensees or permitted assignees.

“Know-How” means any and all secret or confidential information, trade secrets, specifications, test results, analyses and data, inventions, methods, processes, formulae, mixtures, compositions, delivery systems, designs, techniques, applications, ideas or concepts, whether or not reduced to practice, relating directly to the Products, including, but not limited to, technology that is or could be the subject matter of a foreign or domestic patent or patent applications, whether or not reduced to writing in a patent application.

“Knowledge” of Nexgen shall mean to the actual knowledge of any of Dr. Casey Lee, Alastair Clemow or Nexgen’s intellectual property counsel.

“Patents and Patent Applications” means the patents and patent applications listed on Exhibit A and all patents issuing thereon, together with all foreign and domestic patents and patent applications which claim priority to any of them, and all continuations, continuations-in-part, divisions, reissues, reexaminations, additions and renewals thereof, together with any and all foreign and domestic patents issuing on any of the foregoing patent applications.

“Products” means the Nexgen lumbar disc and the Nexgen cervical disc included in the Purchased Assets, and any instrument, device or system related to any such products.

“Purchase Price” means the amounts to be paid to Nexgen set forth in Section 3 hereof.

“Purchased Assets” shall have the meaning set forth in Section 2 hereof. Notwithstanding anything herein to the contrary, the Purchased Assets shall not include any cash or cash equivalents of Nexgen, nor any corporate minute books and financial records of Nexgen and such assets shall not be part of the sale and purchase contemplated hereunder.

“Receiving Party” shall have the meaning set forth in Section 10(a) hereof.

“Representatives” shall have the meaning set forth in Section 10(a) hereof.

“Payment Term” means the duration of the period during which any payments are due from K2M to Nexgen pursuant to Section 3, below.

“Valid Claim” means a claim of an issued patent that has neither expired nor been declared invalid or unenforceable by a court or other authority of competent jurisdiction in a final, unappealable decision.

2. Transfer of Purchased Assets. Subject to the terms and conditions of this Agreement, Nexgen hereby sells, assigns, grants, transfers, and delivers to K2M and K2M hereby purchases and accepts from Nexgen, free and clear of all liens, all of Nexgen’s rights, title and interest in and to all assets of Nexgen which are used or may be useful in the development, testing, manufacture and commercialization of lumbar or cervical discs, including but not limited to all drawings, concepts, models, prototypes, tooling, fixtures, machinery, equipment, test results, human or animal clinical data and results, analyses, reports, files, all documents and things relating to Nexgen’s lumbar disc or cervical disc projects, customer lists, vendor supplier lists, the Know How, and the Patents and Patent Applications (including the right to sue for past infringement and collect damages therefore) (“Purchased Assets”). Attached as Exhibit B is a complete list of the Purchased Assets. At a time reasonably acceptable to Nexgen and K2M, Nexgen shall deliver the Purchased Assets to K2M at their current location(s), and K2M shall be responsible for moving the Purchased Assets to a K2M location.

3. Purchase Price

Subject to the performance by Nexgen of all of its obligations under this Agreement, in consideration for the acquisition of the Purchased Assets:

(a) K2M agrees to apply and forgive all amounts owed by Nexgen to K2M pursuant to the letter agreement dated July 28, 2009, a copy of which is attached hereto as Exhibit C. From and after the date hereof such agreement is hereby terminated in all respects and neither party hereto shall have any obligations to the other in respect of such agreement;

(b) K2M agrees to pay Nexgen Fifty Thousand Dollars ($50,000) upon signing of this Agreement;

(c) K2M agrees to pay Nexgen Fifty Thousand Dollars ($50,000) upon the later to occur of (i) delivery by Nexgen of all the Purchased Assets to K2M, or (ii) January 1, 2012;

(d) K2M agrees to pay Nexgen One Million Two Hundred and Fifty Thousand Dollars ($1,250,000) in immediately available funds within two business days of receipt by K2M (or its successor or assigns) of approval to include the cervical disc product included in the Purchased Assets (as such product may hereafter be modified from time to time) within K2M’s (or such successor’s or assign’s) scope of products covered by such person’s Declaration of Conformity enabling such person to market such product in the EU (“CE Mark Approval”), provided, however, that if K2M has not applied, with a bone fide technical file or equivalent for the cervical disc product commensurate with those of similar products which have obtained approval to market in the EU, to K2M’s notified body for CE Mark Approval (“CE Mark Filing”) on or before the third anniversary of the due date for the payment specified in 3(c) above, then the payment provided for in this section will be due on such third anniversary date. Once K2M has made the CE Mark Filing, K2M agrees to use commercially reasonable efforts to obtain CE Mark Approval as soon as is commercially reasonable;

(e) K2M agrees to pay Nexgen One Million Dollars ($1,000,000) in immediately available funds within two business days of receipt by K2M (or its successor or assigns) of FDA approval of an IDE Application enabling K2M to commence a clinical trial (“FDA IDE Approval”) for the first of either of the cervical or lumbar products included in the Purchased Assets (as such product may hereafter be modified from time to time);

(f) K2M agrees to pay Nexgen One Million Dollars ($1,000,000) in immediately available funds within two business days of receipt by K2M (or its successor or assigns) of FDA IDE Approval for the second of either of the cervical or lumbar products included in the Purchased Assets (as such product may hereafter be modified from time to time);

(g) K2M agrees to pay Nexgen Five Million Dollars ($5,000,000) in immediately available funds within two business days of receipt by K2M (or its successor or assigns) of FDA approval to market the first of either of the cervical or lumbar products included in the Purchased Assets (as such product may hereafter be modified from time to time);

(h) K2M agrees to pay Nexgen Five Million Dollars ($5,000,000) in immediately available funds within two business days of receipt by K2M (or its successor or assigns) of FDA approval to market the second of either of the cervical or lumbar products included in the Purchased Assets (as such product may hereafter be modified from time to time);

(i) K2M agrees to pay Nexgen earn out consideration at a rate of Seven Percent (7%) of global Net Sales of the cervical and lumbar disc products included in the Purchased Assets (as such product may hereafter be modified from time to time) and any other product made and sold by K2M covered by a Valid Claim of patent(s) included within the Patents and Patent Applications or issued from any pending application included within the Patents and Patent Applications, until such earn out consideration, in the aggregate, equals Twenty Million Dollars ($20,000,000). During the four year period after closing, earn out consideration will be paid on products covered by pending patent application claims in order to account for a reasonable period of time to obtain an issued patent containing Valid Claims covering applicable products, after which four year period earn out consideration will only be paid on products covered by a Valid Claim of an issued patent included within the Patents and Patent Applications. Notwithstanding the foregoing, in the event no such patent has issued at the end of such four year period, and such an application remains pending, K2M agrees to consider in good faith extending the payment of earn out consideration based on a pending application beyond such four year period provided a reasonable prospect exists of obtaining such patent protection at a future date. Once aggregate earn out consideration paid to Nexgen pursuant to this section 3(i) reaches Twenty Million Dollars ($20,000,000) no further earn out consideration would be paid;

(j) K2M agrees to pay Nexgen a sales milestone payment of Five Hundred Thousand Dollars ($500,000), payable in immediately available funds within two business days of K2M (and its successors and assigns) achieving aggregate global Net Sales of Ten Million Dollars ($10,000,000) from the cervical and lumbar disc products included in the Purchased Assets (as such product may hereafter be modified from time to time);

(k) K2M agrees to pay Nexgen a sales milestone payment of Two Million Dollars ($2,000,000), payable in immediately available funds within two business days of K2M (and its successors and assigns) achieving aggregate global Net Sales of Twenty Five Million Dollars ($25,000,000) from the cervical and lumbar disc products included in the Purchased Assets (as such product may hereafter be modified from time to time);

(l) K2M agrees to pay Nexgen a sales milestone payment of Four Million Dollars ($4,000,000), payable in immediately available funds within two business days of K2M (and its successors and assigns) achieving global Net Sales of Fifty Million Dollars ($50,000,000) from the cervical and lumbar disc products included in the Purchased Assets (as such product may hereafter be modified from time to time).

Attached hereto as (i) Exhibit D is a list of each person who, to the knowledge of Nexgen, as of the date hereof is a healthcare provider who will personally (or through an immediate family member, trust, foundation or the like) have a direct or indirect ownership interest in or will otherwise benefit, directly or indirectly, from any payment that is made to Nexgen pursuant to this Agreement (each, an “Affiliate Healthcare Provider ”); and (ii) Exhibit E, based upon Nexgen’s knowledge, is a list of each health care facility, including, but not limited to, each hospital and ambulatory surgical center, at which each Affiliate Healthcare Provider as of the date hereof holds clinical privileges and/or furnishes professional health care services or where such Affiliate Healthcare Provider is otherwise in a position to influence, use or purchase K2M products (each, an “Affiliate Facility”). In connection with the closing of the transactions contemplated hereunder, Nexgen will request that each Affiliate Healthcare Provider advise K2M within a reasonable timeframe of any changes to the Affiliate Facilities at which such Healthcare Provider holds clinical privileges, furnishes professional health care services or is otherwise in a position to influence, use or purchase K2M products, and Nexgen shall provide K2M with copies of such communications. Effective upon approval to market any Product in a jurisdiction which, in K2M’s reasonable determination, requires collection or reporting of transfers of value to Healthcare Providers, or which implicates Stark or anti-kickback type laws or regulations, K2M will request Nexgen confirm the accuracy and completeness of each such list to its knowledge and the parties will reasonably cooperate with each other, at K2M’s expense, to enable K2M to confirm the accuracy and completeness of each such list to enable K2M to comply with its collection and disclosure obligations. Nexgen shall promptly notify K2M in writing with respect to any changes or updates to either Exhibit of which it becomes aware. All sales of Products to an Affiliate Facility shall be excluded from calculating earn out consideration pursuant to section 3(i), above, or in determining whether the sales milestones pursuant to sections 3(j), 3(k) and 3(l) have been met. The parties agree that K2M may disclose information on remuneration and other transfers of value provided to Affiliate Healthcare Providers, including disclosure of the Affiliate Healthcare Provider’s name, and that K2M may report such information, which may be or become publicly accessible, as required by law, court order, Government inquiry, Government investigation or Government regulation. The parties hereby acknowledge and agree that the foregoing provisions are important to avoid any impropriety or appearance of impropriety with respect to payments to Healthcare Providers under applicable laws and regulations, including, without limitation, the federal physician self-referral

(“Stark”) law, 42 U.S.C. 1395nn, and the federal health care anti-kickback law, 42 U.S.C. 1320a-7b(b). In this regard, the Parties agree to coordinate their efforts to comply with such laws and regulations. In the event that legislation is enacted, regulations are promulgated, or a decision of a court with jurisdiction over one or both parties is rendered or an opinion or interpretation of a Government agency or accreditation organization is issued that, in the opinion of either Party’s legal counsel, affects or may affect the legality of this Agreement or the ability of either party to operate in accordance with applicable laws, rules, regulations, or standards (“Change in Law”), within thirty (30) days of notice of the Change in Law from the affected party to the other party, the parties shall negotiate in good faith to amend this Agreement in a manner that maintains the economic terms and conditions of this Agreement to the greatest extent possible while taking into account the Change in Law.

4. Accrual of Earn Out Consideration, Records, and Payment to Nexgen

(a) Accrual. Earn out consideration payable to Nexgen pursuant to this Agreement shall accrue as and when a Net Sale subject to such payment is recorded by K2M (or when it should be recorded by K2M under generally accepted accounting principles consistently applied) or, as the case may be, K2M’s Affiliates, or permitted assignee.

(b) Reports. K2M agrees to deliver quarterly written reports to Nexgen for each quarterly period for which earn out payments are eligible to be paid, within forty-five (45) days after the end of each such period. The report shall set forth the number of Products sold by K2M, its Affiliates, and permitted assignees during such quarterly period, and, based thereon, the calculation and amount of earn out consideration payable to Nexgen with respect to such sales. All information contained in such quarterly reports shall be treated as K2M’s confidential information subject to Section 10.

(c) Payment, Records and Examination. Earn out payments, if any, payable for a reported period shall be due and payable by check or bank transfer within forty five (45) days after the end of each quarterly period for which earn out payments are eligible to be paid. In order to enable an independent certified public accounting firm (the “CPA Firm”) of nationally recognized standing, appointed by Nexgen, and reasonably acceptable to K2M, to verify the proper determination of earn out payments which may accrue from time to time pursuant to this Agreement, K2M shall maintain records in sufficient detail to allow for such verification, and, subject to Section 10 below and upon reasonable notice, allow the CPA Firm to examine K2M’s consolidated books and records, and the books and records of its Affiliates pertaining to Product sales subject to K2M’s payment obligations hereunder (such examination, the “Nexgen Examination”). Nexgen Examinations shall occur on a date reasonably convenient to K2M, only during normal business hours, and not more than once a year, and shall be solely for the purpose of verifying the calculation of payments due to Nexgen under this Agreement. The CPA Firm shall furnish a copy of any Nexgen Examination results to Nexgen and K2M promptly and simultaneously after completion thereof, together with all work papers. Unless written objection is made by Nexgen and delivered to K2M within forty-five (45) days after completion of any such Nexgen Examination, or, in the absence of any such Nexgen Examination within twenty-four (24) months following a calendar year, upon expiration of such twenty-four (24) months, the calculation of earn out payments for any period prior to the date of such Nexgen Examination or, as the case may be, such twenty-four (24) month period, shall be final and binding on the parties. It is understood that K2M shall not be required to furnish or permit the examination of the identities, at any time, of customers or other non-price information as to specific sales or otherwise. Any information provided to Nexgen or the CPA Firm pursuant hereto shall be treated as K2M’s confidential information subject to Section 10. Nexgen shall be responsible for all costs incurred by it in connection with any Examination absent fraud or willful breach by K2M.

5. Duties of K2M. K2M agrees to be subject to the following responsibilities or obligations subsequent to the Effective Date:

(a) K2M shall be responsible for creating and maintaining a system for handling all customer complaints regarding the Products. The system will include receipt, review, investigation, corrective and preventative action, and maintenance of files with respect to implants made by K2M pursuant to this Agreement.

(b) K2M shall be responsible, in its sole discretion, for all decisions regarding development, testing, applications and processes for seeking regulatory approval, introduction and marketing of products based on the Purchased Assets. K2M would decide, on a case by case basis with respect to each product in each geographic region in which it conducts business, whether to seek or continue to seek approval to market or enter a market based upon business conditions prevailing at the time, including but not limited to such factors as time and cost to obtain regulatory approval to market a product in a given territory, adoption and usage trends for similar or competitive products, pricing and reimbursement conditions and trends for similar or competitive products. Notwithstanding any provision of this Agreement to the contrary, none of K2M, its Affiliate(s), permitted assignee(s), and successor(s) in interest shall be obligated to, or have any liability to Nexgen for failure to, evaluate, develop, test, apply for IDE approval, conduct clinical trials, make, have made, use, practice, manufacture or have manufactured any Product or for failure to seek or pursue any regulatory approvals with the FDA or any international regulatory agencies.

6. Duties of Nexgen. Nexgen agrees to be subject to the following responsibilities or obligations:

(a) During the term of the Patents and Patent Applications, and subject only to K2M’s reimbursement of reasonable expenses incurred by Nexgen at K2M’s request in connection therewith, Nexgen shall, and shall use reasonable efforts to cause the inventors named on the Patents and Patent Applications to assist and cooperate with K2M and its selected counsel in connection with the procurement of patents from the Patents and Patent Applications from patent offices throughout the world. Except to the extent provided for in a separate consulting agreement with any such inventor, no inventor shall be required to travel in order to comply with this obligation and no inventor shall be required to devote more than two (2) hours per calendar quarter to providing K2M assistance and cooperation pursuant to this section 6(a).

7. Representations and Warranties.

(a) Each of Nexgen and K2M represents and warrants to the other that it is not a party to any restrictions, agreements or understandings whatsoever which would prevent or make unlawful such party’s acceptance of the terms set forth in this Agreement or such party’s performance hereunder. Each party further represents that its acceptance of the terms of this Agreement and the performance of its obligations hereunder do not and will not (with the passage of time) conflict with or constitute a breach or default of any contract, agreement or understanding, oral or written, to which such party is a party or by which such party is bound.

(b) Each of Nexgen and K2M represents and warrants to the other that this Agreement has been duly authorized and executed by such party and constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.

(c) Nexgen represents and warrants that it is the sole and exclusive owner of the Patents and Patent Applications, and any tangible Purchased Assets, and has full right and authority to sell, assign, transfer and deliver the Purchased Assets to K2M free and clear of any and all liens, encumbrances, rights or interests of any kind.

(d) Nexgen represents and warrants that to the best of its Knowledge the Patents and Patent Applications correctly identify all inventors thereof.

(e) Nexgen represents and warrants that there is no action or investigation pending or to its Knowledge threatened against it, or currently anticipated, which, if adversely determined, would restrict or limit Nexgen’s right to enter into this Agreement, transfer rights or carry out its obligations hereunder.

(f) Nexgen represents and warrants that the Patents and Patent Applications include all inventions owned by Nexgen relating to the Nexgen lumbar disc project and the Nexgen cervical disc project.

(g) Nexgen represents and warrants that Exhibit B is a true and correct list of all assets of Nexgen relating to the Nexgen lumbar disc and cervical disc projects.

(h) Nexgen represents and warrants that it has not granted any right to any other party to use the Patents and Patent Applications or the Know How, including but not limited to by way of a license, immunity or covenant not to sue.

(i) Nexgen represents and warrants that, to its Knowledge without having conducted any investigation or without having obtained any freedom to operate opinion of counsel with respect to the manufacture and sale of Products in Europe, the manufacture, use and sale of Products by K2M in Europe will not infringe any third party intellectual property rights.

(j) Nexgen represents and warrants that amongst the test data included in the Purchased Assets are tests that fairly and accurately represent the performance of the Products incorporating DSM PTG Bionate 90A polymers, including but not limited to part number FP70094.

All representations and warranties and covenants made by the parties shall be considered to have been relied upon by the other party hereto regardless of any discussion, review, or investigation made by or on behalf of, the other party. K2M has made its own investigation with respect to the Purchased Assets and their suitability for K2M’s purposes, and is not relying on any statement (oral or written) made by or on behalf of Nexgen that is not expressly set forth in this Section 7.

8. Indemnification, Limitations.

(a) K2M hereby agrees to indemnify, defend and hold harmless Nexgen, from and against any liabilities, claims, damages, costs, expenses (including, without limitation, reasonable attorneys’ fees and costs), or judgments (collectively, “Damages”) arising out of, based upon or resulting from (i) a breach of a representation or warranty by K2M herein, or (ii) any product liability claim resulting from the development, testing, use or sale of any Product made, used or sold by K2M, except to the extent that in either case any such Damages arise out of, are based upon, or result from (A) a breach of this Agreement (including the breach of a representation or warranty) by Nexgen; or (B) the negligence of Nexgen or any employee or principle of Nexgen.

(b) Nexgen hereby agrees to indemnify, defend and hold harmless K2M, its directors, officers, employees and agents from and against any Damages arising out of, based upon or resulting from a breach a representation or warranty by Nexgen herein, except to the extent that any such Damages arise out of, are based upon, or result from a breach of this Agreement (including the breach of a representation or warranty) by K2M.

(c) To the extent either Party seeks to invoke its right of indemnification provided herein, it shall (i) promptly give notice to the indemnifying party of any such claim as and when received by the indemnified Party; (ii) provide the indemnifying Party with full control and authority to litigate and defend such claim using counsel chosen by the indemnifying Party; and (iii) provide all assistance reasonably requested by the indemnifying Party or it’s counsel, subject only to reimbursement of out of pocket expenses incurred in providing such assistance.

9. Intellectual Property Rights.

(a) K2M shall, at its own cost and expense, file, prosecute and maintain any rights related to the Patents and Patent Applications in at least the United States and Europe (covering at least France, Germany, Italy, Spain and the United Kingdom). During the Payment Term, K2M agrees, upon request from Nexgen, to keep Nexgen reasonably informed as to the status of the Patents and Patent Applications and provide Nexgen with copies of all filings and correspondence of a substantive nature with any patent office throughout the world with respect to the Patents and Patent Applications. During the Payment Term, in the event K2M decides to abandon any patent application transferred to K2M as part of the Purchased Assets without continuing to seek patent protection for the subject matter of such application, such as, for example, through a continuation application, before any such abandonment K2M shall give

Nexgen reasonable notice of K2M’s intention to abandon such application and provide Nexgen or its assigns reasonable opportunity to assume responsibility for such application at Nexgen’s sole expense and, if so assumed, such application shall be assigned to Nexgen or its assigns. For clarity, a decision by K2M to permit a patent application to issue as a patent without filing a continuation application shall not entitle Nexgen to assume control or take assignment of any patent application.

(b) Neither K2M nor Nexgen will take any action which would invalidate the Patents and Patent Applications or intellectual property rights included in the Purchased Assets and each will notify the other of all information pertinent to patentability or validity.

(c) During the Payment Term Nexgen agrees to promptly notify K2M of any conflicting use or any act of infringement or misappropriation of any Patents and Patent Applications or any misappropriation or misuse of the Products or the Know-How by any unauthorized third party which comes to Nexgen’s attention. K2M shall, at its own cost and expense, take whatever actions it deems appropriate to pursue such conflicting use or infringement and recover damages therefor. K2M shall be entitled to retain all damages associated with such action.

10. Confidentiality.

(a) Except as expressly set forth in this Section 10, each of Nexgen and K2M shall, and, if applicable, shall cause its Affiliates and its respective officers, directors, employees, agents and subcontractors (collectively, “Representatives”) to keep confidential the terms and conditions of this Agreement, as well as any and all technical, commercial, scientific and other proprietary data, processes, documents or other information (whether in oral, written or electronic form and including, without limitation, intellectual property, marketing data, agreements between any party and a third party, license applications, and business plans and projections of any party) acquired from the other party or any of their respective Representatives in respect of the transactions contemplated by this Agreement and which relates (in the case of a party) to the other party or any of its Representatives or their respective businesses or products (“Confidential Information”). Each party shall not disclose directly or indirectly, and shall cause its or his respective Representatives not to disclose directly or indirectly, any Confidential Information to anyone outside such party and its Representatives, except as reasonably necessary to enforce its rights or perform its obligations under this Agreement (including in connection with Nexgen’s shareholder communications relating to this Agreement) and except that the foregoing restriction shall not apply to any information disclosed hereunder to any party if such party (the “Receiving Party”) can demonstrate that such Confidential Information:

(i) is or hereafter becomes generally available to the trade or public other than by reason of any breach hereof;

(ii) was already known to the Receiving Party as shown by written records;

(iii) is disclosed to the Receiving Party by a third party who has the right to disclose such information;

(iv) is developed by or on behalf of the Receiving Party or any of its Representatives independently, without reliance on Confidential Information received hereunder; or

(v) based on the Receiving Party’s good faith judgment with the advice of counsel, is otherwise required to be disclosed in compliance with applicable legal requirements by any governmental agency or in connection with any required board or shareholder communications.

(b) Except in furtherance of their respective rights and obligations hereunder, each of Nexgen and K2M agrees that it shall not (and, if applicable, shall not permit any of its or his Representatives to) at any time use any Confidential Information of the other Party in the conduct of its businesses, except as permitted by this Agreement or with the prior written consent of the Disclosing Party. The obligations set forth in this Section 10 shall extend to copies, if any, of Confidential Information made by any of the parties referred to in Section 10(a) hereof, to documents prepared by such parties which embody or contain Confidential Information, and to any electronic data files containing Confidential Information.

(c) Each party shall deal with Confidential Information so as to protect it from disclosure with a degree of care not less than that used by such party in dealing with such party’s own information intended to remain exclusively within such party’s knowledge and shall take reasonable steps to minimize the risk of disclosure of Confidential Information.

(d) For the avoidance of doubt, it is understood and agreed that upon signing of this Agreement all right, title and interest in and to the Purchased Assets is and will become the property of K2M, and that for the purpose of this Section 10 all Confidential Information contained therein as of the Effective Date shall be the property of K2M and Nexgen shall treat such Confidential Information as K2M Confidential Information as specified herein, and provided further that section 10(a)(ii) shall not apply to Confidential Information transferred by Nexgen to K2M as part of the Purchased Assets for the purpose of determining the restrictions on Nexgen with respect to such transferred Confidential Information.

11. Cumulative Rights and Remedies. All rights and remedies conferred upon or reserved to the parties in this Agreement shall be cumulative and concurrent and shall be in addition to all other rights and remedies available to such parties at law or in equity or otherwise. Such rights and remedies are not intended to be exclusive of any other rights or remedies and the exercise by any party of any right or remedy herein provided shall be without prejudice to the exercise of any other right or remedy by such party provided herein or available at law or in equity. In the event K2M fails to make any payment pursuant to section 3 when due, and such failure continues and is not corrected by K2M within ten (10) days of notice of such failure from Nexgen, it is understood and agreed that Nexgen may seek to enforce such payment obligation.

12. Force Majeure. Neither party shall be deemed to be in breach or default of this Agreement if there is any total or partial failure in the performance by it of its duties and obligations hereunder occasioned by any acts of God, act of government or state, fire, war, civil commotion, insurrection, embargo, prevention from or hindrance in obtaining any raw materials, energy or other supplies, labor disputes of whatever nature and any other reason beyond the control of either party. If either party is unable to perform its duties and obligations under this Agreement as a direct result of the effect of one of such events, such party shall give written notice to the other of such inability stating the event in question. The operation of this Agreement shall be suspended during the period (and only during the period) in which such event continues. Promptly upon the event ceasing to exist, the party relying upon it shall give written notice to the other party of such fact. If the event continues for a period of more than one hundred eighty (180) days and substantially affects the commercial basis of this Agreement, then the parties shall consult together for the purpose of agreeing upon the action to be taken under the circumstances and, if appropriate, shall negotiate in good faith to amend and modify the terms of this Agreement as necessary to address the event in question. The foregoing shall not apply to obligations to pay money.

13. Miscellaneous.

(a) Assignment; Successors and Assigns. Except as expressly provided herein, neither party may assign, sublicense or otherwise transfer, in whole or in part, this Agreement or any of its rights or obligations hereunder, whether voluntarily, by operation of law or otherwise, without the prior written consent of the other; provided, however, that either party may assign this Agreement without the prior consent of the other party to any Affiliate of such assigning party or to any purchaser of all or substantially all of the assigning party’s assets to which this Agreement relates and which assumes in writing all of the assigning party’s obligations hereunder, provided that no such assignment shall release the assigning party of any obligations hereunder.

(b) Waivers; Amendments. Any delay or forbearance by either party in exercising any right hereunder shall not be deemed a waiver of that right. No modification or amendment of this Agreement or waiver of any provision of this Agreement shall be valid unless in writing and signed by both parties.

(c) Expenses. Each of the parties hereto shall be responsible for its or his respective legal and other expenses incurred in connection with the preparation and negotiation of this Agreement.

(d) Severability. The provisions of this Agreement are independent of and severable from each other. No provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any one or more of the other provisions hereof may be invalid or unenforceable in whole or in part, unless the absence of such invalid or unenforceable provisions materially alters the right or obligations of either party hereto.

(e) Headings. The titles of the Sections and subsections are for convenience only and are not in any way intended to limit or amplify the terms or conditions of this Agreement.

(f) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one Agreement. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories hereto.

(g) Notices. All notices, requests, demands and other communications required or permitted to be made hereunder shall be in writing and shall be deemed duly given if hand delivered against a signed receipt therefor, sent by registered mail, return receipt requested, first class postage prepaid, or sent by internationally recognized overnight delivery service, in each case addressed to the party entitled to receive the same at the address specified below:

If to Nexgen, then to:

Dr. Casey Lee

556 Eagle Rock Ave #5

Roseland, NJ 07068

If to K2M, then to:

Eric Major

President and CEO

K2M, Inc.

751 Miller Drive, SE, Suite F-1

Leesburg, VA 20175

Fax: (703) 777-4338

Any party may alter the address to which communications are to be sent by giving notice of such change of address in conformity with the provisions of this Section 13(g) providing for the giving of notice. Notice shall be deemed to be effective, if personally delivered, when delivered; if mailed return receipt requested, upon receipt as shown by the signed delivery record of the post office, and if sent by internationally recognized overnight delivery service, upon receipt as shown by the signed delivery record of such internationally recognized delivery service.

(h) Governing Law; Jurisdiction. This Agreement is made in the country of the United States of America and the validity, construction and performance of this Agreement shall be governed by the laws of Virginia. Each party hereby consents to the jurisdiction of the courts of Virginia (or any federal courts sitting in or for such states) and irrevocably agrees that all actions or proceedings relating to this Agreement shall be litigated in such courts and each party waives any objection which it may have based on lack of personal jurisdiction, improper venue or forum non conveniens to the conduct of any proceeding in any such court and waives personal service of any and all process upon them.

(i) Relationship. Notwithstanding anything contained herein to the contrary, Nexgen is and shall be considered as an independent contractor and not as an agent of K2M and no act, commission or omission of any party hereto or its or his agents shall be construed to make or render one party liable to the other as principal, agent or associate. Nexgen and K2M shall have no authority to bind, as agent or principal, the other party to any contract, agreement, arrangement or understanding, oral or written. Nothing contained in this Agreement shall constitute or be construed as to create a partnership, joint venture, franchise or other entity or relationship between Nexgen and K2M or each of their respective successors and assigns.

(j) Exhibits; Schedules. All Exhibits and Schedules to this Agreement, if any, are hereby incorporated by reference into, and made a part of, this Agreement.

(k) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof and thereof, and supersedes all prior and contemporaneous agreements, understandings, inducements or conditions, express or implied, oral or written, except as herein contained. The express terms hereof control and supersede any course of performance and/or usage of trade inconsistent with any of the terms hereof.

(l) No Public Statements. Nexgen agrees not to make any public statement concerning this Agreement or the transactions contemplated herein. Notwithstanding the foregoing, either party may disclose that K2M has acquired the Purchased Assets from Nexgen.

(m) Further Assurances. At such time and from time to time on and after the Effective Date upon request of a party, the other party will execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, certificates and assurances that may be reasonably requested or required for the better conveying, transferring, assigning, delivering, assuring and confirming to K2M, its successors and assigns, all of the right, title and interest in and to the Purchased Assets throughout the world.

(n) Regulatory Interaction. Interaction with regulatory agencies in any country, including but not limited to the FDA and any international regulatory agencies, concerning Products manufactured or sold by K2M or its Affiliates or permitted assignees, shall be a matter for the sole discretion of, and shall be conducted by or with authority from, K2M or its Affiliates or permitted assignees.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized agents on the day and year first above written.

NEXGEN SPINE, INC.			K2M, INC.

By:	/s/ Casey Lee	By:	/s/ Eric Major
	Casey Lee		Eric Major
	Chairman		President and CEO

Exhibit A

Patents and Patent Applications

Patent/Publication Number	Application Number	Title	Status
	60/644,527	Intervertebral Disc Prosthesis	Expired

	60/693,430	Intervertebral Disc Prosthesis	Expired

US 7,776,092	11/334,423	Elastomeric Intervertebral Disc Prosthesis	Issued

US2009/0030521		Elastomeric Intervertebral Disc Prosthesis	Abandoned

EP 1 841 387		Elastomeric Intervertebral Disc Prosthesis	Allowed

CA 2,595,266		Elastomeric Intervertebral Disc Prosthesis	Issued

AU 2006206560		Elastomeric Intervertebral Disc Prosthesis	Pending

	61/050,554	Endplate for an Intervertebral Prosthesis and Prosthesis Incorporating the Same	Expired

WO 2009/137518	PCT/US09/42896	Endplate for an Intervertebral Prosthesis and Prosthesis Incorporating the Same	Expired

US 2011/0060416	12/990,935	Endplate for an Intervertebral Prosthesis and Prosthesis Incorporating the Same	Pending

WO2006/078662	PCT/US2006/001629	Fixation of Elastomer to Rigid Structures	Expired

US2008/0306609	11/814,369	Fixation of Elastomer to Rigid Structures	Pending

AU 2006206559		Fixation of Elastomer to Rigid Structures

CA 2595258		Fixation of Elastomer to Rigid Structures

CN 200680006285.3		Fixation of Elastomer to Rigid Structures	Issued

EP 1 838 249		Fixation of Elastomer to Rigid Structures	Allowed

JP 2007-552217		Fixation of Elastomer to Rigid Structures	Pending

KR 10-2007-7018409		Fixation of Elastomer to Rigid Structures	Pending

US 2005/0015150	10/779,873	Intervertebral Disc and Nucleus Prosthesis	Abandoned

US2008/0046082	11/830,690 (DIV of 10/779,873)	Intervertebral Disc and Nucleus Prosthesis	Abandoned

EP 1 646 339		Intervertebral Disc and Nucleus Prosthesis	Pending

	60/729,241	Guide and Cutting Tool for Intervertebral Surgery	Expired

	60/759,987	Intervertebral Disc Replacement and Associated Instrumentation	Expired

WO2007/050644	PCT/US06/41540	Intervertebral Disc Replacement and Associated Instrumentation	Expired

US2009/0216329	12/091,296	Intervertebral Disc Replacement and Associated Instrumentation	Pending

AU 2006306229		Intervertebral Disc Replacement and Associated Instrumentation

CA 2627345		Intervertebral Disc Replacement and Associated Instrumentation

EP 2006817358		Intervertebral Disc Replacement and Associated Instrumentation	Withdrawn

	60/847,103	Intervertebral Disc Replacement	Expired

	60/847,359	Intervertebral Disc Replacement	Expired

WO 2008/039850	PCT/US07/79557	Intervertebral Prosthesis Endplate Having Double Dome and Surgical Tools for Implanting Same	Expired

US 2008/0077243	11/862,012	Intervertebral Prosthesis Endplate Having Double Dome and Surgical Tools for Implanting Same	Pending

AU 2007300122		Intervertebral Prosthesis Endplate Having Double Dome and Surgical Tools for Implanting Same	Pending

EP 2 076 217		Intervertebral Prosthesis Endplate Having Double Dome and Surgical Tools for Implanting Same	Pending

	60/975,766	Orthopedic Device Assembly With Elements Coupled by a Retaining Structure	Expired

WO 2009/042935	PCT/US08/77975	Device Assembly With Elements Coupled by a Retaining Structure	Expired

US 2009/0088853	12/239,559	Orthopedic Device Assembly With Elements Coupled by a Retaining Structure	Pending

Exhibit B

Purchased Assets

1.	Documents in Storage in New Jersey:

Specimen Boxes	Contents Per Label
1	Complaint Returns
2	Physio-C Assembly Fixture
3	Physio-L Bioburden Samples
4	Physio-L Implant WIP
5	Physio-L Implant WIP
6	Physio-L Implant WIP
7	Physio-L Implant WIP
8	Physio-L Implant WIP
9	Physio-L Implant WIP
10	Physio-L Implant WIP
11	Physio-L Instrument WIP
12	Physio-L Instrument WIP
13	Physio-L Instrument WIP
14	Physio-L Instrument WIP
15	Physio-L Obsolete Assembly Fixture
16	Physio-L Obsolete Implants Parts
17	Physio-L Obsolete Implants Parts
18	Physio-L Obsolete Instrument Parts
19	Physio-L Obsolete Instruments Trials
20	Physio-L Rejected Assemblies
21	Physio-L Rejected Cores
22	Physio-L Rejected Endplates
23	Pumice Midgets
24	Sanding Discs

Bankers Boxes	Contents Per Label
1 2 3 4 5 6 7 8

Bionate Cores and Gates

Case Report Forms: Spanish Translation

Case Report Forms: Spanish Translation

Catalogs

Completed Device Reports and Training Records

Contracts, Taxes and Nucleus Patent

Controlled Documents

Controlled Documents

9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33

Convention models and demos

Fixture Drawings & PO’s

IS Test Files, logbook & Prototype logbook

Lab Notebooks, Vendor files and Calibration

MC Documents

MC Documents

MC Documents & Brochures

Mechanical Testing Data Files 1/2

Mechanical Testing Data Files 2/2

Payroll Files

Physio-C Mechanical Testing

Physio-L Assembly tools

Physio-L Current Surgical Instruments

Physio-L DHF and TF 1/5

Physio-L DHF and TF 2/5

Physio-L DHF and TF 3/5

Physio-L DHF and TF 4/5

Physio-L DHF and TF 5/5

Physio-L MHRA Application

Physio-L Old Instruments and Prototypes

Physio-L: Brazil & Chile CRF

QMR/CAPA/NCMR + Aging + IS log + MC Log

Symmetry Tray Components and Foam samples

Testing Simulators IQOQ

Vendor Files

Other Boxes
1 2 3 4 5 6 7	Miscellaneous test equipment Nexgen Spine Brochures Nexgen Spine Folders Outer boxes for Physio-L Packaged Physio-L Implants Physio-L Assembly Tools X-Rays of Clinical Patients in Chile

Other
1 2	Loose leaf folder of implant & instrument drawings Titanium rod and wire

2.	Equipment in Storage in Texas

•	Custom 5 station lumbar implant flexion-extension tester

•	Custom 5 station cervical implant flexion-extension tester

•	Custom 5 station torsion tester

•	Associated fixtures for above

3.	Documentation on Computer Hard Drive

•	Engineering drawings of implants, instruments and test fixtures

•	Pro-E models, sketches and pdf’s

•	Raw data from R&D tests

•	Nexgen Spine Quality System and associated documentation

•	CE Mark documentation including Technical File

•	Lumbar disc clinical trial CRF’s

•	Cervical disc MHRA application

Exhibit C

K2M — Nexgen Letter Agreement

Dated July 28, 2009

July 28, 2009

HIGHLY CONFIDENTIAL

Alastair J Clemow, Ph.D.

Nexgen Spine, Inc.,

9 Whippany Road, Suite 11

Whippany, NJ 07981

Dear Dr. Clemow:

Based upon our recent meeting and conversations, K2M, Inc. (on its own behalf or on behalf of one of its affiliates, the “Purchaser”) is pleased to provide this agreement (the “Agreement”) by which the Purchaser will commence providing interim financing to Nexgen Spine, Inc. (the “Company”) in consideration for obtaining the exclusive right to negotiate with the Company to acquire the Company by merger, asset sale, or sale of shares (the “Acquisition”). The Company and the Purchaser have agreed that, subject to and according to the terms set forth below, the Purchaser shall provide interim financing in exchange for the right to exclusively negotiate the Acquisition. During that period, the Purchaser shall further evaluate the intellectual property, market prospects, regulatory requirements and assets of the Company. In furtherance of the foregoing, each of the Company and the Purchaser agree as follows:

1. In consideration for the option to exclusively negotiate with the Company as described in Section 3 below, the Purchaser will provide financing in the amount of $75,000 per month (the “Monthly Financing Amount”) to the Company beginning June 1, 2009 and ending August 31, 2009 (the “Evaluation Period”) by the 15th day of each month. Such payment for the month of June and July 2009 will be due and payable upon execution of this agreement. If Purchaser and Company close on the Acquisition, the aggregate of all Monthly Financing Amounts (the “Total Financing Amount”) shall be credited to the purchase price on behalf of the Purchaser at the closing pursuant to Section 3(a). If Purchaser elects not to proceed with the Acquisition, the Total Financing Amount shall accrue interest at an annual rate of 4% compounded annually commencing on the earlier of (a) the date Purchaser provides written notice that Purchaser elects not to proceed with the Acquisition and (b) the Evaluation Period Expiration. In such case, the Total Financing Amount (including all accrued interest) shall become due and payable either (i) in full upon the earlier of a liquidity event, including, but not limited to, an asset or technology purchase of any of the Company’s assets or technology, or any type of merger and acquisition that involves the Company, or any financing transaction(s) in which the Company raises in the aggregate $2 million or more or (ii) as provided below at such

1

time as the Company books from and after the date hereof aggregate revenue in excess of the Total Financing Amount (plus any accrued interest) from the sale of any of the Company products or the provision of any other services by the Company. In the event romanette (ii) in the prior sentence is the event triggering repayment, Company shall repay the Total Financing Amount by making six (6) monthly payments in equal amounts commencing on the 60th day after the day in which such revenue threshold was achieved by the Company. In addition, in the event the Company raises less than $2 million in any financing transaction, the Company will negotiate in good faith a partial prepayment of the Total Financing Amount with the investors in such financing. Notwithstanding anything to the contrary, upon any event that triggers bankruptcy proceedings, whether voluntary or involuntary, the Total Financing Amount, along with any accrued interest, shall become immediately due and payable in full. Furthermore, if the Acquisition does not occur, then upon request of Purchaser, Company agrees to reasonable cooperation in executing any security documents, including without limitation, any UCC financing documents, encumbering any of Company’s assets that will secure Company’s obligation of repayment hereunder.

2. Purchaser shall have the option, at its discretion, to extend the Evaluation Period each month through November 30, 2009 (the “Evaluation Period Expiration”), by written notice prior to the end of the initial Evaluation Period or, after expiration of the initial Evaluation Period, prior to the end of the applicable month, provided that, for each month after August 31, 2009, that the Evaluation Period is extended the Monthly Financing Amount shall be equal to $100,000 (also paid on the 15th of each month). The Evaluation Period cannot be extended beyond November 30, 2009, For clarification, each of (i) the Purchaser’s obligation to provide the Monthly Financing Amount and (ii) the Company’s obligations pursuant to Sections 3, 5, 6, and 7 hereof shall terminate contemporaneously with the termination of the Evaluation Period.

3. Purchaser and the Company agree that Purchaser may, at its option, elect at any time during the Evaluation Period (as extended) to exclusively negotiate to purchase the Company by merger, stock purchase, or asset sale. Following any such election, Purchaser and the Company shall, during the Evaluation Period, as extended but subject to Purchaser’s payment of the amounts required by Sections 1 and 2, as applicable, exclusively negotiate in good faith toward the execution of a definitive purchase agreement substantially on the following terms:

a. Purchaser shall pay $2.0 million (payable in cash or Purchaser’s common stock), with one half being due on closing and one half at the one year anniversary of closing. However, such payment of $2 million (whether in cash or cash and stock) shall be reduced by the Total Financing Amount. Of the initial payment due at closing and at the one-year anniversary, no less than $250,000 shall be in cash. Payments of common stock will be made at the Purchaser’s option valued fairly by the K2M Board of Directors based upon the most recent pricing used to grant employee common options prior to the applicable payment.

b. An “earnout” payment of $1.5 million paid upon CE mark clearance of the Company’s cervical product for sale into any European market.

c. An “earnout” payment of $ 1 million paid upon receipt of FDA approval of an IDE Application enabling the Company or Purchaser to commence a clinical trial (“FDA IDE Approval”) for the first of either of the Company’s cervical or lumbar products, and a further “earnout payment of $1 million upon receipt of FDA IDE Approval for the second of either of the Company’s cervical or lumbar products, for a combined total of $2 million. Purchaser shall have no obligation to pursue FDA initiation for either the cervical or lumbar products on terms consistent with the definitive agreement.

d. An “earnout” payment of $5 million paid upon FDA approval to market the first of either of the Company’s cervical or lumbar products, and a further “earnout” payment of $5 million upon FDA approval to market the second of either of the Company’s cervical or lumbar products, for a combined total of $10 million. Purchaser shall have no obligation to pursue FDA approval to market either the cervical or lumbar products on terms consistent with the definitive agreement.

e. A royalty of 10% on global net sales of products covered by valid claims on issued patents utilizing Company’s technology both internationally and domestically until such total compensation in aggregate totals $25 million. In addition, Purchaser shall pay a royalty of 10% on global net sales of products covered by bona fide claims described in any pending patent application utilizing Company’s technology both internationally and domestically for a period of four (4) years from the date of the commercial launch of such product, provided, that, upon the expiration of such initial four (4) year period, such royalty rate shall at such time drop to 5% in respect of products covered by bona fide claims in any pending application until the expiration of an additional four (4) year period, after which Purchaser shall have no obligation to make any more royalty payments in respect of such pending patent claims. Purchaser agrees to use commercially reasonable efforts to pursue the issuance of all such pending patents. Upon total compensation reaching $25 million in the aggregate for both issued and pending patents, such royalty will be reduced to 5% on net sales of the product.

f. A revenue incentive payment of $500 thousand in cash upon achieving $10 million in global revenue from all products derived directly from Company technology, an additional incentive payment of $750 thousand in cash upon achieving $25 million in global revenue from all products derived directly from Company technology, and an additional $1 million incentive payment in cash upon achieving $50 million in global revenue from all products derived directly from Company technology.

4. The agreement governing the acquisition of the Company by the Purchaser shall include customary indemnification, escrow, representations and warranties, caps and survival periods and covenants on behalf of both parties, and customary conditions to closing.

5. From the date hereof until the expiration of the Evaluation Period (including any extension), the Purchaser shall have a right of first refusal to provide any capital to the Company or its affiliates (whether debt, equity, or otherwise). In furtherance thereof, the Company shall provide the Purchaser with prompt written notice of any offer of financing from any party (including but not limited to existing Company officers, directors, or shareholders). The Purchaser shall then have a period of 5 business days to provide capital on the same terms as that offered by such party. If after the expiration of such 5 business day period, the Purchaser has not indicated its intent to provide capital such, then the Company may allow the party who offered to invest capital 30 days to consummate such investment. If such investment is not consummated within 30 days, it must be reoffered to Purchaser according to the terms of this Section 5.

6. From the date hereof until the expiration of the Evaluation Period (including any extension), the Company will not, and will cause its directors, officers, employees, agents, affiliates and representatives (collectively, “Representatives”) not to solicit, encourage or entertain proposals from, or enter into discussions or negotiations with, or furnish any information to, any third party, and discontinue any existing discussions with such third parties, regarding (a) a possible financing in the form of debt or equity, or a sale of the Company, whether by merger, asset sale or stock sale, (b) an assignment, conveyance, sale, or other such transfer of any of the Company’s assets (other than the normal day to day sales of the Company’s disc products), including, without limitation, issued or pending patents, intellectual property, product development ideas, research and development information, or other such proprietary information or (b) any other transaction involving the acquisition or creation of any business related to Company’s operations. In the event that you or any of your Representatives receive any proposals or requests for information for any of the foregoing you shall promptly notify Purchaser of, and provide Purchaser with a copy (and description) of, the same.

7. From the date hereof until the expiration of the Evaluation Period (including any extension), the Company shall provide Purchaser and its representatives with reasonable access, during normal business hours and upon prior notification (which shall not be unreasonably withheld or delayed) to those facilities, employees, books and records of the Company for the purpose of conducting its due diligence investigation. Company shall also assist, at Purchaser’s request, in any external due diligence investigation and shall instruct Company’s attorneys and/or consultants to cooperate with such due diligence investigation as is normal and customary in such matters.

8. Neither Purchaser nor Company shall disclose to third parties (other than to their respective officers, directors attorneys and financial advisors who need to know the terms of this letter for the purpose of evaluating the proposed Transaction) the terms of this letter without the consent of the other. Purchaser and Company will jointly agree to the timing and content of any public disclosure relating to the proposed Transaction, and no such public disclosure shall be made without the prior written consent of Purchaser and Company. Notwithstanding the foregoing, if such disclosure is required by law and the Company or Purchaser delivers a written opinion of its counsel to such effect, the other party’s prior consent shall not be required, provided that the disclosing party delivers a draft of all such proposed disclosure to the other party a reasonable time in advance of its release and incorporates therein any comments reasonably requested by the other party. It is the understanding of the parties that, at the time of the delivery of this letter, there is no requirement for any disclosure of its existence, parties or contents. Further, the parties affirm that they will continue to be governed by the terms and conditions of that certain Confidentiality Agreement dated October 30, 2008 in accordance with all the terms and conditions contained therein.

9. This letter shall be governed by the laws of Delaware without regard to conflicts of law principles thereof. The parties agree that the courts of Delaware shall have exclusive jurisdiction for the resolution of all disputes between the parties arising out of or related to this letter.

10. Notwithstanding anything to the contrary contained herein, the Purchaser shall be free to terminate this letter at any time and for any reason prior to the execution of definitive documentation upon written notice to the other party. In the event Purchaser terminates this letter agreement after the first business day of any month, Purchaser shall remain obligated to provide the Monthly Financing Amount for such month by the 15th of such month.

11. Each of the parties represents and warrants that (a) it has full corporate power and authority to execute this Agreement and perform the obligations described hereunder and (b) neither the execution of this Agreement nor the performance of the obligations described hereunder shall result in a breach or violation by such party of agreements by it or affiliate with any third parties or of its respective documents of corporate formation and governance (i.e. corporate charter or operating agreement, shareholders’ agreement, bylaws, and similar documents). Each of the Company and the Purchaser understands and acknowledges that the other is committing time and resources in reliance upon this Agreement.

If you are in agreement with the foregoing, please sign and return one copy of this letter.

Sincerely, K2M, INC.

By:	/s/ Eric Major
Name: Eric Major Title: CEO 7/29/09

Acknowledged and Agreed:

NEXGEN SPINE, INC.

By:	/s/ Alastair J Clemow
Name: Alastair J Clemow Title: Chief Executive Officer 7/29/09

APPENDIX D AND APPENDIX E

Name	Type of Healthcare Provider	Hospital, City	State
Benjamin Song	Ortho	Los Angeles	CA

Byung Chung	OB/GYN	Retired

Casey Lee	Ortho	St Barnabas Hospital	NJ

Custodia Borgueta	OB/GYN	St Mary’s Hospital, Poughkeepsie	NY

Dante Implicito	Ortho	Hackensack Univ. Medical Center	NJ

Don Johnson	Ortho	Charleston	SC

Ed Rhee	ENT		NY

James Dwyer	Ortho	Somerset Spine Center	NJ

James Parolie	Ortho	Somerset Spine Center	NJ

James Tovey	Ortho	Somerset Spine Center	NJ

John Murphy	Ortho	Hackettstown Memorial Hospital	NJ

John Sutcliffe	Ortho	London Spine Clinic	UK

Kenneth Kopacz	Ortho	St Barnabas Hospital	NJ

Michael Deehan	Ortho	Hackettstown Med Center	NJ

Mike Martin	Ortho	Puget Sound Med Center	WA

Mingi Choi	Ortho	Somerset Spine Center	NJ

Soo Hyun Kwon	ENT	Retired

Paul Vessa	Ortho	Somerset Spine Center	NJ